Exhibit 99.13

NICE Announces Launch of CXone as an Industry First EU Sovereign Cloud CX Platform

Organizations can now benefit from the breadth and depth of CXone in alignment with EU security, data protection and compliance requirements

Hoboken, N.J., June 26, 2023 – NICE (Nasdaq: NICE) today announced that the full power of CXone is available as an EU Sovereign Cloud Platform.  CXone is the industry leading CX cloud platform with unmatched scalability, reliability and with the most complete set of CX applications. Organizations from any vertical across the EU can now choose CXone as their platform of choice while adhering to regulatory and compliance requirements. NICE has partnered with in-region world-class data center and cloud providers to address the needs of the EU market and adhere to regulatory and compliance requirements and BSI C5.

As part of this effort, NICE has invested heavily in the EU market by standing up local Network Operations Centers (NOCs), support, and development resources. This ensures that all data in and out of its CXone platform remains solely within the EU, allowing the prevention of data from being shared outside of the region. Customers have unprecedented control and oversight of their data and can confidently adopt CXone EU Sovereign Cloud as their CX platform of choice.

Barry Cooper, President, CX Division, NICE, said, “We are pleased to announce CXone as an EU Sovereign cloud platform allowing organizations to further accelerate their cloud adoption and take another big step in their journey to deliver next gen digital CX while maintaining compliance amid the most stringent of regulations.”

About NICE
With NICE (Nasdaq: NICE), it’s never been easier for organizations of all sizes around the globe to create extraordinary customer experiences while meeting key business metrics. Featuring the world’s #1 cloud native customer experience platform, CXone, NICE is a worldwide leader in AI-powered self-service and agent-assisted CX software for the contact center – and beyond. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, partner with NICE to transform - and elevate - every customer interaction. www.nice.com

Corporate Media Contact
Christopher Irwin-Dudek, +1 201 561 4442, media@nice.com, ET

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Omri Arens, +972 3 763 0127, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Barry Cooper are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the “Company”). In some cases, such forward-looking statements can be identified by terms such as “believe,” “expect,” “seek,” “may,” “will,” “intend,” “should,” “project,” “anticipate,” “plan,” “estimate,” or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of changes in economic and business conditions, including as a result of the COVID-19 pandemic; competition; successful execution of the Company’s growth strategy; success and growth of the Company’s cloud Software-as-a-Service business; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; the Company’s dependency on third-party cloud computing platform providers, hosting facilities and service partners;, cyber security attacks or other security breaches against the Company; the effect of newly enacted or modified laws, regulation or standards on the Company and our products and various other factors and uncertainties discussed in our filings with the U.S. Securities and Exchange Commission (the “SEC”). For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the SEC, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.